MK W.B. McKEE SECURITIES, INC
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        Member NASD and SIPC                        (602) 934-7365
                                                FAX:(602) 266-5774






March 31, 1997



Steve Lambrecht, CEO
Premium Cigars International
11259 East Via Linda
Suite 100-102
Scottsdale, Arizona  85259


Dear Steve:

We submit this letter with respect to an initial public offering of stock in Premium Cigars International (the "Company"), on a firm commitment basis by W.B. McKee Securities, Inc. ("McKee") and other underwriters associated with us (collectively, the "Underwriters").

Based upon our discussions and preliminary information submitted by the Company to us, but subject to our due diligence, we hereby confirm in principle our interest in underwriting, on a firm commitment bases, an initial public offering of the Company's securities, in accordance with the following terms and conditions.

1. Proposed Size of Offering. It is currently contemplated to offer Two Million (2,000,000) units (each a "Unit" and collectively the "Units") at a price of Five Dollars and One Cent ($5.01). The Units will consist of one share of common stock and one redeemable common stock purchase warrant. Such warrants shall be exercisable at Six Dollars and Fifty Cents ($6.50), have a term of five (5) years, and be redeemable at the Company's option commencing ninety (90) days after the Effective Date of the Offering upon thirty (30) days written notice to the warrantholders at One ($.01) per warrant if the closing bid price of the Common Stock averages in excess of One Hundred Fifty Percent (150%) of the offering price for a period of twenty (20) consecutive trading days ending within fifteen (15) days of the notice of redemption. The gross amount of the offering will be approximately Ten Million Dollars ($10,000,000), based on mutual agreement. The final public offering price of the units will be determined immediately prior to the effective date of the registration statement based on the market conditions then prevailing.

2. Registration Statement. The Units to be offered to the public will be included in a registration statement to be filed by the Company with the Securities and Exchange Commission (the "SEC") under the Securities Act of 1933. The Company shall supply conclusive

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          3003 North Central Avenue, Suite 100, Phoenix, Arizona 85012
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will bear the fees and  expenses  of their  counsel.  The Company and McKee will split the costs of the tombstone advertisements and the placement of such tombstone advertisements shall be mutually agreed upon. It is expected that the costs of placing the tombstones will be approximately Five Thousand Dollars ($5,000) and cost over-runs on the placement of such tombstones will be mutually approved in advance by McKee and the Company.

All other expenses relating to the registration statement, prospectuses, confidential selling memorandum, underwriting documents and warrants, including all printing expenses, all filing fees with the Security and Exchange Commission, stock exchanges, and the NASD, and all filing fees and expenses for qualification under blue sky laws (including fees and disbursements of the company's counsel, who will have responsibility for such qualification) and investor relations and related efforts will be borne by the Company.

If the proposed offering is canceled for any reason by the Company prior to the signing of the Underwriting Agreement, the Company will reimburse the Underwriters for all of their out-of-pocket costs and expenses, up to Fifty Thousand Dollars ($50,000), plus counsel fees and less the Twenty Five Thousand ($25,000) paid to McKee upon acceptance of this Letter of Intent. McKee and the Underwriters will not be entitled to reimbursement for the value of their time they have expended in connection with the proposed Offering.

In the event that the Offering is canceled by the Underwriter for reasons in addition to and including those covered in Paragraph 15 of this letter under the heading "Conditions" or in the Underwriting Agreement after such Underwriting Agreement is signed, the Company will not be liable for the breakup fee of the out-of-pocket expenses of the Underwriter.

9. Counsel Approval. All Proceedings, agreements and other documents executed in connection with the public offering shall be subject to approval of counsel for both parties.

10. Underwriter Warrants. At the closing of the Offering, the Company will sell the Underwriters such number of unit purchase warrants as is equal to ten percent (10%) of the number of Units sold pursuant to the Offering excluding the overallotment (the "Underwriter Warrants"). The Underwriter Warrants shall be purchased at one cent ($.01) per warrant by the Underwriters. The Underwriter Warrants will be exercisable for the purchase of one unit at one hundred twenty percent (120%) of the Public Offering Price of the Underlying security. The Underwriter Warrants may be exercised one (1) year after the close of the Offering or at any time thereafter for a period of five (5) years from the Effective Date of the Offering (the "Exercise Period"). The Underwriter Warrants will contain provisions to guard against dilution other than dilution by additional or secondary offerings.

11. Registration Rights. The Company will file all necessary undertakings required by the SEC in connection with the registration of the Units issued on the exercise of the Underwriters Warrants. Upon McKee's demand (subject to normal exceptions and conditions to be negotiated), the
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Company will file post-effective  amendments to the registration statement so as to permit the Underwriters to sell publicly the Underwriter Warrants and the Units issued on the exercise of the Underwriter Warrants. The Company will bear all costs of one (1) such post effective amendment or registration.

12. Use of Proceeds. The Company will prepare and identify for the Underwriter its intention for the uses of proceeds. This use of proceeds must be reasonably acceptable to the Underwriter.

13. Underwriting Agreement. The obligations of the Underwriters and those of the Company will be subject to the usual representations, warranties, covenants, conditions, indemnities, and provisions, respecting contribution contained in the form of an underwriting agreement McKee will prepare and as generally used in connection with the public offering of securities for this type of transaction.

14. Future Underwritten Transactions. Following the consummation of this offering, and for a two-year period thereafter, the Underwriter will have the right of first refusal to participate as Underwriter, Co-Underwriter or Placement Agent for any public or private offering of the Company's securities. Should another underwriter propose in a writing a transaction, McKee will have three (3) weeks to match the offer.

15. Conditions. The proposed terms and statements of intention set forth in this Letter of Intent are based on the understanding that:

   (i) the Company's financial condition and history shall be (at a minimum) substantially as represented in the Company's audited financial statements for the period ending December 31, 1996 and unaudited statements as of the most recent quarter. The Company conforms to the Underwriter its most recent projections constituting its best estimate of revenue, profit, loss and cash flow and agreed to update those estimates on a monthly basis.

   (ii) no adverse development shall occur which materially and adversely affect the business, properties, or prospects of the Company.

  (iii) the registration statement will disclose no material unfavorable facts relating to the Company or its management, and the registration statement and prospects will comply with all applicable laws and regulations;

   (iv) the Company does not acquire or agree to acquire any business which, in our judgement, precludes effecting the offering within the time period and in a manner contemplated hereby;
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   (v)  there will not be any  unanticipated  substantial  delays  caused by the
        Company in filing and obtaining effectiveness of the registration statement;

   (vi) the Offering and the price at which the Units are sold pursuant to the Offering will be subject to our satisfactory review of the Company's business affairs;

  (vii) the market conditions prevailing at the time of the Offering will be satisfactory to McKee; and

 (viii) the Company will have executed an employment agreement with a Chief Executive Officer that is acceptable to the Underwriter.

16. Board of Directors Nomination. Upon the closing of this offering, McKee will have the right to nominate one (1) member of the Board of Directors to serve the standard term that is compatible with the Company's corporate by-laws. The right shall be for a term of five (5) years from the closing of the offering.

17. Key Man Insurance. The Company has, and will maintain for a period of at least five (5) years, Key Man Insurance on Steve Lambrect and a CEO (to be named at a date following the date hereof) in the amount of One Million Dollars ($1,000,000). McKee reserves the right to write the above policy providing it can do so on competitive terms.

In connection with their review of the business and affairs of the company, the Underwriters, counsel to the Underwriters, and any accounting experts deemed necessary by the Underwriters, will have the right to examine the audits and working papers of the Company, to meet with the Company's independent accountants, and to have reasonable access to the Company's corporate files and records. The Company will use its best efforts to cause its auditors to be responsive to any inquiries made by the Underwriters in connection with the auditors to be responsive to any inquiries made by the Underwriters in connection with the audit procedures and accounting principles used in connection with the Company's financial statements of the proposed Offering.

The Company represents that it has not incurred any liability, direct or indirect, for finder's or similar fees on behalf of or payable by the Company relating to this Underwriting. The Company agrees to indemnify the Underwriters from and against any damage and loss arising out of any inaccuracy in the foregoing representation.

This letter of intent is not intended to constitute a binding agreement to consummate the proposed Offering or to enter into an underwriting agreement. Except for the provisions in paragraph number "8" under the heading "Expenses", no liability or obligation is created by this Letter of Intent either to the Company or any third party. Additionally, this Agreement does not modify or preempt any of the rights, obligations or commitments between the two parties as defined in the previous executed Investment Banking Agreement. Except for such provisions, all legal obligations between the parties shall be only those set forth in the underwriting agreement and
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shall arise only when the underwriting agreement is executed and delivered.

We look forward to working with you in completing the proposed Offering. If the Foregoing sets forth your understanding, please so indicate by signing and returning to us the enclosed copy of this letter.

Sincerely,
W.B. MCKEE SECURITIES, INC.


/s/ William B. McKee
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William B. McKee, Chairman


Approved and Accepted
PREMIUM CIGARS INTERNATIONAL, LTD.


By: /s/ Steve Lamprecht                     Date: 3-31-97
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Steve Lambrecht, Chief Executive Officer